U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

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
                                                                                     ---------------------------------
                                                                                              QMB APPROVAL
---------        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                                                                      OMB Number     3235-0362
 FORM 5
                                                                                      Expires:      January 31, 2005
---------                                                                             Estimated average burden
                                                                                      hours per response....1.0
                                                                                     ---------------------------------

---------------------------------
|_|  Check this box if no longer             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
     subject to Section 16.                        of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
     Form 4 or Form 5                                                  Investment Company Act of 1940
     obligations may continue.
     See Instruction 1(b).
|_|  Form 3 Holdings Reported
|X|  Form 4 Transactions Reported

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
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1. Name and Address of Reporting     2. Issuer Name and Ticker or                             6. Relationship of Reporting
   Person*                              Symbol                                                   Person to Issuer (Check all
                                                                                                 applicable)
Rechler   Roger     M.               Reckson Associates Realty Corp. (RA)
-----------------------------------  ------------------------------------------------------   X  Director           10% Owner
(Last)  (First)  (Middle)            3. I.R.S. Identification Number                         ---                ---
                                        of Reporting Person, if an                            X  Officer (give      Other
                                        entity  (Voluntary)           4.  Statement for      --- title below)   --- (specify below)
c/o Reckson Aasociates Realty Corp.                                       Month/Year
       225 Broadhollow Road                                                                       Executive Vice President
-----------------------------------                                                               ------------------------
            Street                                                        December 31, 2002
                                                                      -------------------------------------------------------------
                                                                      5.  If Amendment,       7. Individual or Joint/Group Filing
                                                                          Date of Original       (check applicable line)
                                                                                              X  Form filed by One Reporting
 Melville,   NY      11747                                                (Month/Year)       --- Person
-----------------------------------                                                              Form filed by More than One
(City)    (State)    (Zip)                                                                   --- Reporting Person
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                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of    2. Trans-   2A. Deemed     3. Transaction   4. Securities          5. Amount of     6. Ownership     7. Nature of
   Security       action       Execution     Code             Acquired (A) or        Securities       Form: Direct     Indirect
  (Instr. 3)      Date         Date, if      (Instr. 8)       Disposed of (D)        Beneficially     (D) or           Beneficial
                  (Month/      any                           (Instr. 3, 4 and 5)     Owned at         Indirect (I)     Ownership
                  Day/         (Month/                     --------------------      End of           (Instr. 4)       (Instr. 4)
                  Year)        Day/                                  (A)             Month
                               Year)                                 or              (Instr.3
                                                            Amount   (D)  Price      and 4)
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Class A Common
Stock           12/10/02                       S4+          12,500    D   $20.98     448,146++            D
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Class A Common
Stock            1/16/02                        L              154    A   $23.65
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Class A Common
Stock            4/18/02                        L              149    A   $25.10
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Class A Common
Stock            7/18/02                        L              165    A   $22.83
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Class A Common
Stock           10/21/02                        L              184    A   $21.08       9,423              I+++        By Trust
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*If the form is filed by more than one person, see instruction 4(b)(v)
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                                     Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                (e.g., puts, calls, warrants, options, convertible securities)
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

1. Title     2.    3. Trans-  3A. Deemed   4. Trans-  5. Number    6. Date   7. Title  8. Price  9. Number  10. Owner- 11. Nature
   of Deriv- Con-     action      Execu-      action     of Deriv-    Exer-     and       of        of De-      ship       of
   ative     ver-     Date        tion        Code       ative        cis-      Amount    Deriv-    rivative    Form       Indirect
   Secur-    sion     (Month/     Date, if    (Instr.    Securi-      able      of        ative     Securi-     of         Benefi-
   ity       or       Day/        any          8)        ties         and       Under-    Secu-     ties        Deriv-     cial
   (Instr.   Exer-    Year)       (Month/                Ac-          Expira-   lying     rity      Benefi-     ative      Owner-
   3)        cise                 Day/                   quired       tion      Securi-   (Instr.   cially      Secu-      ship
             Price                Year)                  (A) or       Date      ties      5)        Owned       rity:      (Instr.
             of                                          Dis-         (Month/   (Instr.             Follow-     Direct     4)
             Deriv-                                      posed        Day/      3 and 4)            ing         (D) or
             ative                                       of (D)       Year)                         Reported    Indi-
             Secur-                                      (Instr.                                    Trans-      rect
             ity                                         3, 4,                                      action      (I)
                                                         and 5)                                     (Instr.     (Instr.
                                                                                                     4)          4)
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                                                                                          Amount
                                                                   Date   Ex-               or
                                                                   Exer-  pira-           Number
                                                                   cisa-  tion              of
                                                       (A)   (D)   able   Date   Title    Shares
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Phantom   1-for-1   11/14/02                   A4     25,530        (1) 11/14/06 Class A   25,530     25,530      D
Stock                                                                            Common
                                                                                 Stock
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Explanation of Responses:
(1)  The grant will vest in four equal annual installments beginning on November 14, 2003.
+    These shares were transferred to the Company in repayment of a $339,062.50 loan to Roger Rechler that was granted to
     Mr. Rechler for the purchase of the shares. The loan, which was secured by the shares, matured on December 10, 2002.
++   Includes 758 shares owned through the Company's 401(k) Plan.
+++  Represents shares held in trust by the wife of Roger Rechler, for the benefit of their children, that were acquired upon the reinvestment of dividends, beneficial ownership of which is disclaimed by Mr. Rechler.



                                                    By:   /s/ Roger M. Rechler                              2/13/03
                                                       -------------------------------                ------------------------
                                                       **Signature of Reporting Person                        Date


**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


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